SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E‑3
(Amendment No. 5 – Final Amendment )

RULE 13E‑3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

WATFORD HOLDINGS LTD.
(Name of the Issuer)

Watford Holdings Ltd.
Arch Capital Group Ltd.
Arch Reinsurance Ltd.
Gulf Reinsurance Limited
Greysbridge Holdings Ltd.
Nicolas Papadopoulo
Maamoun Rajeh
Kelso Investment Associates X, L.P.
KEP X, LLC
KSN Fund X, L.P.
Warburg Pincus (Callisto) Global Growth (Cayman), L.P.
Warburg Pincus (Europa) Global Growth (Cayman), L.P.
Warburg Pincus Global Growth-B (Cayman), L.P.
Warburg Pincus Global Growth-E (Cayman), L.P.
Warburg Pincus Global Growth Partners (Cayman), L.P.
WP Global Growth Partners (Cayman), L.P.
Warburg Pincus Financial Sector (Cayman), L.P.
Warburg Pincus Financial Sector-D (Cayman), L.P.
Warburg Pincus Financial Sector Partners (Cayman), L.P.
WP Windstar Investments Ltd
(Names of Person(s) Filing Statement)

Common Shares, $0.01 Par Value Per Share
(Title of Class of Securities)

G94787 101
(CUSIP Number of Class of Securities)

Watford Holdings Ltd. Waterloo House, 1st Floor 100 Pitts Bay Road, Pembroke HM 08 Bermuda Attention: Robert L. Hawley Telephone: +1 441 278-3455	Arch Capital Group Ltd. Waterloo House, Ground Floor 100 Pitts Bay Road, Pembroke HM 08 Bermuda Attention: Louis Petrillo Telephone: +1 441 278-9250

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to:
Gary D. Boss, Esq. John A. Healy, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Telephone: (212) 878‑8000	Kimberly Petillo-Décossard, Esq. Cahill Gordon & Reindel LLP 32 Old Slip New York, New York 10005 Telephone: (212) 701‑3000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e‑3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee**
$612,311,140.00	$66,803.15

*
For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of:  (1) 17,386,979 common shares issued and outstanding that are subject to the transaction (which is the difference between the 19,886,979 common shares that are issued and outstanding and the 2,500,000 common shares that are beneficially owned by Arch Capital Group Ltd. and/or its subsidiaries) multiplied by $35.00 per share; (2) 23,370 common shares issuable upon the vesting or settlement of outstanding restricted share units (“RSUs”) subject to performance metrics (assuming the achievement of the applicable performance metrics at the target level of performance) multiplied by $35.00 per share; and (3) 84,255 common shares issuable upon the vesting or settlement of outstanding RSUs not subject to performance metrics multiplied by $35.00 per share.

**	The filing fee was calculated in accordance with Rule 0‑11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $66,803.15	Filing Party: Watford Holdings Ltd.
Form or Registration No.: Schedule 14A	Date Filed: January 4, 2021

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E‑3.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 5 (this “Final Amendment”) to the  Rule 13E‑3 Transaction Statement on Schedule 13E‑3 filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934 on January 4, 2021 (together with the exhibits thereto and as amended by Amendment No. 1 filed on February 1, 2021, Amendment No. 2 filed on February 8, 2021, Amendment No. 3 filed on February 22, 2021 , and Amendment No. 4 filed on March 30, 2021, the “Transaction Statement”), is being filed by: (i) Watford Holdings Ltd., a Bermuda exempted company (the “Company”), (ii) Greysbridge Holdings Ltd., a Bermuda exempted company (“Holdco”), (iii) Arch Capital Group Ltd. (“Arch”), Arch Reinsurance Ltd. (“ARL”), Gulf Reinsurance Limited., Nicolas Papadopoulo and Maamoun Rajeh (collectively, the “Arch Filing Persons”), (i v ) Kelso Investment Associates X, L.P., KEP X, LLC, and KSN Fund X, L.P. (collectively, the “Kelso Filing Persons”), and (v) Warburg Pincus (Callisto) Global Growth (Cayman), L.P., Warburg Pincus (Europa) Global Growth (Cayman), L.P., Warburg Pincus Global Growth-B (Cayman), L.P., Warburg Pincus Global Growth-E (Cayman), L.P., Warburg Pincus Global Growth Partners (Cayman), L.P., WP Global Growth Partners (Cayman), L.P., Warburg Pincus Financial Sector (Cayman), L.P., Warburg Pincus Financial Sector-D (Cayman), L.P., Warburg Pincus Financial Sector Partners (Cayman), L.P. (collectively, the “Warburg Pincus Entities”) and WP Windstar Investments Ltd ( “WP Windstar” and together with the Warburg Pincus Entities, the “Warburg Pincus Filing Persons”). The Company, Holdco, the Arch Filing Persons, the Kelso Filing Persons and the Warburg Pincus Filing Persons, collectively, are referred to herein as the “Filing Persons”. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Transaction Statement.

This Final Amendment relates to the Agreement and Plan of Merger, dated as of October 9, 2020 by and among Arch, Greysbridge Ltd. (“Merger Sub”) and the Company (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated November 2, 2020, and as assigned pursuant to the Assignment and Assumption Agreement dated as of November 2, 2020, between Arch to Holdco, the “Merger Agreement”), the related Statutory Merger Agreement dated July 1, 2021 (the “Statutory Merger Agreement”) by and among Holdco, Merger Sub and the Company, and the Equity Financing pursuant to which ARL acquired a 40% interest in Holdco, certain investment funds managed by Kelso Filing Persons acquired a 30% interest in Holdco and WP Windstar acquired a 30% interest in Holdco. As a result of the Equity Financing, Holdco ceased to be a wholly-owned subsidiary of Arch and, therefore, is no longer an Arch Filing Person. Pursuant to the Merger Agreement and the Statutory Merger Agreement, Merger Sub was merged with and into the Company with the Company being the surviving company in the merger. As a result of the merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person , and the Company is a wholly owned subsidiary of Holdco .

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that was the subject of the Transaction Statement.

All information set forth in this Final Amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement.

Item 15. Additional Information

(c)          Other Material Information.  Item 15(c) is hereby amended and supplemented as follows:

On March 30, 2021, at a special general meeting of the shareholders, the Company’s shareholders entitled to vote thereon voted to (i) approve and adopt the Merger Agreement and the related Statutory Merger Agreement and the transactions contemplated thereby, including the merger, and (ii) approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of the Company in connection with the merger.

On June 29, 2021, the Company received the final regulatory approval that was a condition to closing the merger.

On July 1, 2021, the Company completed the previously announced merger of Merger Sub with and into the Company, whereby the separate corporate existence of Merger Sub ceased and the Company became a wholly-owned subsidiary of Holdco. The merger became effective on July 1, 2021 (the “Effective Time”) pursuant to the Certificate of Merger that was issued by the Registrar of Companies in Bermuda on such date. At the Effective Time, (a) each issued and outstanding common share , par value $0.01 per share ( the “common shares”), of the Company (other than ( i ) shares canceled pursuant to the Merger Agreement and ( ii ) restricted share units canceled and exchanged pursuant to the Merger Agreement) was converted into the right to receive $35.00 per common share in cash, without interest and less any required withholding taxes and ( b) and each issued and outstanding 8½% Cumulative Redeemable Preference Share of the Company (the “ Preference Shares”) remained outstanding as a preference share of the surviving company , with the same dividend and other relative rights, preferences, limitations and restrictions as were provided to the Preference Shares prior to the Effective Time.

On July 1, 2021, following the closing of the merger, the Company notified the Nasdaq Global Select Market (“Nasdaq”) of the completion of the merger and requested that trading in the common shares be suspended effective July 1, 2021 and that the common shares be withdrawn from listing on Nasdaq.  The Company also requested that Nasdaq file a Form 25 with the SEC to remove the common shares from listing on Nasdaq and to deregister the common shares pursuant to Section 12(b) of the Exchange Act. On July 12, 2021, the Company filed with the SEC a certification on Form 15 under the Exchange Act, requesting the deregistration of the common shares under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the common shares.

In addition, on July 2, 2021, the Company notified Nasdaq that the Company intends to voluntarily delist the Preference Shares and file with the SEC (i) a Form 25 to remove the Preference Shares from listing on Nasdaq and to deregister the Preference Shares pursuant to Section 12(b) of the Exchange Act, and (ii) a certification on Form 15 under the Exchange Act, requesting the deregistration of the Preference Shares under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Preference Shares, and, on July 12, 2021, the Company filed with the SEC a Form 25 to remove the Preference Shares from listing on Nasdaq and to deregister the Preference Shares pursuant to Section 12(b) of the Exchange Act.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 16, 2021

WATFORD HOLDINGS LTD.

By:	/s/ Jonathan D. Levy
	Name:	Jonathan D. Levy
	Title:	Chief Executive Officer

GREYSBRIDGE HOLDINGS LTD.

By:	/s/ Maamoun Rajeh
	Name:	Maamoun Rajeh
	Title:	Authorized Signatory

ARCH CAPITAL GROUP LTD

By:	/s/ Maamoun Rajeh
	Name:	Maamoun Rajeh
	Title:	Authorized Signatory

ARCH REINSURANCE LTD.

By:	/s/ Maamoun Rajeh
	Name:	Maamoun Rajeh
	Title:	Authorized Signatory

GULF REINSURANCE LIMITED

By:	/s/ W. Preston Hutchings
	Name:	W. Preston Hutchings
	Title:	Authorized Signatory

Nicolas Papadopoulo

By:	/s/ Nicolas Papadopoulo

Maamoun Rajeh

By:	/s/Maamoun Rajeh

WARBURG PINCUS (CALLISTO) GLOBAL GROWTH (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS (EUROPA) GLOBAL GROWTH (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH-B (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH-E (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WP GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR-D (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WP WINDSTAR INVESTMENTS LTD

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Director

KELSO INVESTMENT ASSOCIATES X. L.P.

By: Kelso GP X, L.P., its general partner
By: Kelso GP X, LLC, its general partner

By:	/s/ William Woo
	Name:	William Woo
	Title:	Managing Member

KEP X, LLC

By:	/s/ William Woo
	Name:	William Woo
	Title:	Managing Member

KSN FUND X, L.P.

By: Kelso GP X, L.P., its general partner
By: Kelso GP X, LLC, its general partner

By:	/s/ William Woo
	Name:	William Woo
	Title:	Managing Member